January 30, 2013

VIA EDGAR AND EMAIL

Ms. Pamela Long

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	TRI Pointe Homes, LLC (to be converted into

TRI Pointe Homes, Inc., the “Company”)

Registration Statement on Form S-1 (File No. 333-185642)

Dear Ms. Long:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “1933 Act”), the undersigned, Citigroup Global Markets Inc., Deutsche Bank Securities Inc. and FBR Capital Markets & Co., as the representatives of the underwriters (the “Representatives”) of the offering pursuant to the above-captioned Registration Statement on Form S-1 (the “Registration Statement”), hereby join the Company in requesting that the effective date for the registration statement referred to above be accelerated so that it will be declared effective at 3:00 p.m. Eastern Time on January 30, 2013, or as soon thereafter as possible, pursuant to Rule 430A.

In connection with this acceleration request and pursuant to Rule 460 under the 1933 Act, we wish to advise you that we have effected the following distribution of the preliminary prospectus included in the Registration Statement dated January 16, 2013:

Preliminary Prospectus: approximately 2,143 copies to prospective underwriters, dealers, institutions and others.

The several underwriters are aware of their obligations under and confirm that they are complying with the provisions of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, including the delivery requirement contained in such Rule.

[Signature Page Follows]

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Jennifer Sheffield
Name: Jennifer Sheffield
Title: Managing Director

DEUTSCHE BANK SECURITIES INC.

By:	/s/ Michael J. Stanchina
Name: Michael J. Stanchina
Title: Director

By:	/s/ Warren F. Estey
Name: Warren F. Estey
Title: Managing Director

FBR CAPITAL MARKETS & CO.

By:	/s/ Daniel A. McCann
Name: Daniel A. McCann
Title: Managing Director

As Representatives of the several underwriters